Filed by Eversource Energy

(Commission File No. 001-05324) pursuant

to Rule 425 under the Securities Act of 1933

Subject Company: The Torrington Water Company

THE TORRINGTON WATER COMPANY LETTERHEAD

March 8, 2022

Dear Stockholder:

We are pleased to announce that on March 7, 2022, the Board of Directors of The Torrington Water Company (OTC Pink Sheets Trading Symbol: TORW) unanimously approved an Agreement and Plan of Merger (the "Agreement") with Aquarion Company (" Aquarion"), a wholly-owned subsidiary of Eversource Energy (NYSE: ES). Aquarion is a holding company based in Bridgeport, Connecticut with regulated water operations in Connecticut, Massachusetts, and New Hampshire. The Torrington Water Company ("TWC") is a public utility that provides water service to approximately 10,000 customers in the city of Torrington and the towns of Burlington, Harwinton, Litchfield and New Hartford, Connecticut.

Under the terms of the Agreement, which has been unanimously approved by the boards of directors of Aquarion and TWC, TWC would merge with and become a wholly-owned subsidiary of Aquarion, and the stockholdcrs of TWC would receive in exchange for their TWC shares a number of validly issued, fully paid and nonassessable common shares, par value $5.00 per share, of Eversource Energy. The exchange ratio ("Exchange Ratio") that determines the number of Eversource Energy common shares issued in the merger will float between 1.0241 and 1.07 IO and will be determined by dividing $93.51 by Eversource's volume weighted average share price for IO full trading days ending on and including the second full trading day prior to closing date of the merger ("Eversource Share Value"). The Exchange Ratio becomes fixed at 1.0710 if the Eversource Share Value is less than $87.32 and becomes fixed at 1.0241 if the Eversource Share Value is greater than $91.32. An Exchange Ratio of 1.0710 implies a $92.81 per share value based on the closing price of $88.66 for Eversource Energy common shares on March 7, 2022, or a market premium of approximately I 04% over TWC's $45.50 closing price on March 7, 2022. Boenning & Scattergood, Inc. provided a fairness opinion to the Board of Directors of TWC. Based on an Exchange Ratio or 1.07 IO and the most recently declared dividends by TWC and Eversource Energy, TWC shareholders would receive an equivalent dividend of $2.58 per share compared to their current dividend on TWC shares of$1.38 per share.

The completion of the merger will require approval by the stockholders of TWC, and the TWC Board of Directors has resolved to recommend the adoption of the Agreement by the stockholders. The merger is also subject to the satisfaction of several other customary closing conditions, including the approval of the Connecticut Public Utilities Regulatory Authority. The parties plan to file for the approval of the Connecticut Public Utilities Regulatory Authority shortly, with an anticipated consummation of the merger by the end of 2022.

Within the coming weeks, you will be mailed a Proxy Statement/Prospectus for the TWC Stockholder Meeting, at which TWC stockholders will consider and vote with respect to the proposed merger.

Enclosed with this letter is the press release announcing the signing of the Agreement. The press release provides additional information that will answer many of your questions.

Sincerely yours,

Susan Suhanovsky

President

Forward-Looking Statements

This letter includes statements concerning The Torrington Water Company’s expectations, beliefs, plans, objectives, goals, strategies, assumptions of future events, future financial performance or growth and other statements that are not historical facts, including statements regarding the planned merger with Aquarion Water Company, the timing of such transaction and benefits anticipated from such transaction. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, readers can identify these forward-looking statements through the use of words or phrases such as “will,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “project,” “believe,” “forecast,” “should,” “could” and other similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual results or outcomes to differ materially from those included in the forward-looking statements. Factors that may cause actual results to differ materially from those included in the forward-looking statements include, but are not limited to: the transaction is subject to conditions to closing, including regulatory approvals, that may not be satisfied; it may take longer than anticipated to consummate the transaction; we may not realize the benefits we anticipate from the transaction; unforeseen liabilities; risks relating to integration of the acquired business; and other presently unknown or unforeseen factors.

This Communication Does Not Constitute a Solicitation of Proxies

This communication does not constitute an offer to buy or solicitation of any offer to sell securities. This communication relates to a proposed business combination transaction between Aquarion Company and The Torrington Water Company. In connection with the proposed business combination, Eversource Energy will file a registration statement with the SEC. This communication is not a substitute for any registration statement, prospectus/proxy statement or other document Eversource Energy, Aquarion Company and/or The Torrington Water Company may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE TORRINGTON WATER COMPANY ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EVERSOURCE ENERGY, AQUARION COMPANY, THE TORRINGTON WATER COMPANY AND THE PROPOSED TRANSACTION. Investors and security holders may be able to obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s website at www.sec.gov. The materials may also be obtained for free by directing a written request to: Susan Suhanovsky, President, The Torrington Water Company, PO Box 867, Torrington, CT 06790, telephone (860) 489-4149. Investors should read the proxy materials/prospectus before making a decision regarding the merger.

This filing may be deemed solicitation material in respect of the proposed business combination transaction between Aquarion Company and The Torrington Water Company. The directors, trustees, executive officers and certain other members of management and employees of Eversource Energy, Aquarion Company and The Torrington Water Company may be deemed “participants” in the solicitation of proxies from stockholders of The Torrington Water Company in favor of the proposed merger. You can find information about Eversource’s trustees and executive officers in Eversource’s annual report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on February 17, 2022 and its proxy statement for its 2021 annual meeting filed with the SEC on March 26, 2021. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of The Torrington Water Company in connection with the proposed merger will be set forth in the registration statement, prospectus/proxy statement or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Susan Suhanovsky at The Torrington Water Company as described above.

About Aquarion Water Company:

Aquarion Water Company is the public water supply company for more than 700,000 people in 68 cities and towns in Connecticut, Massachusetts and New Hampshire. It is the largest investor-owned water utility in New England and among the seven largest in the U.S. Based in Bridgeport, CT, Aquarion has been in the public water supply business since 1857. Across its operations, Aquarion strives to act as a responsible steward of the environment and to assist the communities it serves in promoting sustainable practices. Aquarion Water Company is a wholly-owned subsidiary of Eversource.

For more information on Aquarion Water Company, please visit www.aquarionwater.com or www.facebook.com/aquarionwater.

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